

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2014

Via E-Mail
John W. Kellogg, Esq.
Moye White LLP
1400 16th. Street, Suite 600
Denver, CO 80203

> **Re:** **Solera National Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by**
> **Michael D. Quagliano et. al.**
> **Filed May 1, 2014**
> **File No. 000-53181**

Dear Mr. Kellogg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Schedule 14A

Cover Page

1.   We note the revisions made in response to prior comment 13. Please revise your disclosure further to highlight to security holders that they will be disenfranchised with respect to three seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

2.   Revise the first paragraph on page i to clarify that you will vote all proxies as indicated by security holders, instead of for each proposal and for your nominees.

John W. Kellogg, Esq.
Moye White LLP
May 2, 2014
Page 2

On a related note, revise your proxy statement and proxy card to disclose how you intend to vote any unmarked proxy cards received.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions